ATEL
Capital Group

Paritosh K. Choksi
Executive Vice President &
Chief Operating Officer




                                November 14, 2005


BY EDGAR AND OVERNIGHT DELIVERY

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance, Mail Stop 0510
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549

         Re: ATEL Capital Equipment Fund VIII, LLC (the "Company) Form 10-K for the fiscal year ended December 31, 2004 Forms 10-Q for the fiscal quarters ended March 31, 2005 and June 30, 2005
                  SEC File No. 0-33103

Dear Mr. Decker:

     The Company, in connection with the staff's review of the above referenced filing and its responses to staff comments, hereby acknowledges that:

     - The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                ATEL CAPITAL EQUIPMENT FUND VIII, LLC

                                By:     ATEL Financial Services, LLC
                                        a California limited liability company,
                                        Manager
                                        By: ATEL Leasing Corporation, Manager


                                        By: /s/ PARITOSH CHOKSI
                                            ---------------------------
                                            Paritosh Choksi,
                                            Chief Operating Officer and
                                            Chief Financial Officer



         600 California Street, 6th Floor, San Francisco, CA 94108-2733
        Direct 415.616.3407      Facsimile 415.616.5555      www.atel.com